SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                    Commission File Number
                                                         0-11353
(Check one):

 [ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
 [ ] Form 20-F                    [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
For period ended:  June 30, 2001

 [ ] Transition Report on Form 10-K and Form 10-KSB
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q and Form 10-QSB
 [ ] Transition Report on Form N-SAR
For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant

Circuit Research Labs, Inc.

Former name if applicable

Address of principle executive office (Street and number)

2522 W. Geneva Drive
Tempe, Arizona 85282



                                       PART II
                                 RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                       PART III
                                      NARRATIVE

The Company completed its acquisition of Orban, Inc. during the fiscal year ended December 31, 2000. Orban is located in California, while the Company's headquarters and its continuing business are located in Arizona. The Company is still in the process of integrating and consolidating its California and Arizona operations, including its financial accounting systems. This process has taken longer than anticipated and has delayed review of the financial statements. In addition, the Company dismissed its independent accountants in June 2001, and engaged new independent accountants (see previously filed Form 8-K, reporting event of June 19, 2001). This transition has further delayed review of the Company's financial statements.


                                      PART IV
                                 OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(Name)                      (Area Code)                 (Telephone Number)
Gary D. Clarkson                602                         438-0888

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.
                                                            Yes X        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes X        No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


(Name of Registrant as Specified in Charter)

Circuit Research Labs, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2001                     By: /s/  Gary D. Clarkson
                                                  Secretary

                                 Annex 1

On May 31, 2000, CRL Systems Inc., a wholly-owned subsidiary of the Company acquired the net assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc. (the "Orban Business"). In 1999, on a pro-forma basis, the total revenues of the Orban Business were more than 10 times greater than the Company's actual revenues for 1999 (see Form 8-K/A filed on November 20, 2000). At this time, the Company can not predict the results of operations on a consolidated basis for the period ended June 30, 2001.